January 27, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz, Assistant Director

Re:	Request of CBD Energy Limited

to Withdraw the Registration Statement on Form 20-F

File No. 001-36136

Ladies and Gentlemen:

On behalf of CBD Energy Limited (the “Company”), we hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 20-F (File No. 001-36136) (the “Registration Statement”), as initially confidentially submitted with the Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on August 9, 2013 and as amended on each of October 15, 2013 and December 20, 2013, together with all exhibits thereto.

The Company had originally intended to apply for the listing of our common shares on the NASDAQ Capital Market (“NASDAQ”) and, in anticipation of submitting such application, the Company filed the Registration Statement under Section 12(b) of the Exchange Act. Although the Company will continue our efforts to qualify for NASDAQ listing, the Company does not now meet the requirements of NASDAQ and we are seeking to have our shares trade over the counter in the FINRA-administered OTCBB market. Therefore, the Corporation is requesting the withdrawal of the Registration Statement.

Concurrent with the submission of this withdrawal request, the Company has filed a new registration statement on Form 20-F under Section 12(g) of the Exchange Act. In connection with such filing, the Company has also submitted a response to the comments of the Commission issued during a conversation with the examiner of the Commission on January 8, 2014.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at +61 419 717 717

Sincerely,

/s/ Gerard McGowan

Gerard McGowan, Managing Director and Executive Chairman of CBD Energy Limited